

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 20, 2008

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

> **Re:** **eMagin Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 12, 2008**
> **File No. 333-144865**

Dear Mr. Sculley:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 57

1. We note your response to prior comment 1. Please submit a confidential treatment application for information that is missing from your exhibits. Your application should be compliant with Rule 406 or 24b-2, as applicable; please see the guidance in Staff Legal Bulletin No. 1 (February 28, 1997 as revised July 11, 2001) available on our web site at http://www.sec.gov/interps/legal/slbcf1r.htm. We will issue any comments on your application in a separate letter. Such comments must be resolved before you request acceleration of the effective date of this registration statement.

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.